GN

This publication is available in Danish and E[redacted]
the Danish version shall be the governing te[redacted]

May 3, 2007

ANNOUNCEMENT No.: 15

Q1 Interim Report 2007

First Quarter Highlights

GN's financial results for both its continuing operations (Headsets) and discontinuing operations (Hearing Instruments and Audiologic Diagnostics Equipment) were better than expected.

The performance of the continuing operations reflected the strong developments of CC&O Headsets, but also the fact that the Mobile Headsets business is still undergoing the restructuring phase initiated.

- Revenue fell to DKK 753 million from DKK 915 million in Q1 2006.
- EBITA fell to DKK 8 million from DKK 57 million in Q1 2006.
- Earnings before tax was DKK (11) million, compared to a profit of DKK 52 million in Q1 2006.
- Cash flows from operations were DKK 137 million against DKK 178 million in Q1 2006.

GN retains the guidance for the continuing operations and for the individual business units provided on February 22, with the exception of financial items, which will be affected by the postponement of the sale of GN ReSound. Full year revenue is expected to be approximately DKK 3.7 billion and EBITA is projected to be DKK 150-175 million, exclusive of restructuring costs in the range of DKK 50-100 million.

The Q1 profit from the discontinuing operations was improved by last year's restructuring initiatives.

As the German Federal Cartel Office has prohibited the sale of GN ReSound to Phonak, a decision that has been appealed, the potential transaction and the financial results of the discontinuing operations are now subject to the upcoming court ruling. As a consequence of the decision by the German Federal Cartel Office, GN expects that the possible date of closing will be postponed until the second half of 2007. The full-year result of discontinuing operations is expected to be DKK 400-450 million.

For further information, please contact:

Toon Bouten
President & CEO

GN Store Nord A/S
Tel: +45 45 75 00 00

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Statement by the Supervisory Board and the Executive Management
The Supervisory Board and the Executive Management have today discussed and approved the unaudited interim earnings release for GN Store Nord A/S for the three months ended March 31, 2007.

This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU, see the paragraph on accounting policies. In addition, the interim report has been presented in accordance with additional Danish disclosure requirements for the interim reports of listed companies.

We consider the accounting policies applied to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial results and financial position as at March 31, 2007 and of the Group's operations and cash flows for the three months ended March 31, 2007.

Ballerup, May 3, 2007.

Supervisory Board

Mogens Hugo Jørgensen Chairman	Lise Kingo Deputy Chairman	Jørgen Bardenfleth
William E. Hoover, Jr.	René Svendsen-Tune	Mike R. van der Wallen
Jens Bille Bergholdt	Nikolai Bisgaard	Christian Bjerrum-Niese

Executive Management

Toon Bouten President & CEO	Jens Due Olsen

Outlook for 2007

GN retains the guidance for the continuing operations and for the individual business units provided on February 22, with the exception of financial items, which will be impacted by the postponement of and the gains from the sale of GN ReSound, which may be impacted by the outcome of the appeal case filed against the German competition authorities.

Due to the postponement of a possible sale of GN ReSound, GN will now provide full-year forecasts for the profit from discontinuing operations. Such forecasts will inherently be subject to above-normal uncertainty.

Outlook for 2007 and Financial Highlights for 2006, Q1/2007, Q1/2006

(DKK millions)	Outlook for 2007 (Feb. 22)	2006	Q1 2007	Q1 2006	Q1-o-Q1
	DKK/USD: 5.75	DKK/USD: 5.95	DKK/USD: 5.69	DKK/USD: 6.21	DKK/USD: (8.4)%
Continuing Operations:					
Revenue					
Contact Center & Office Headsets incl. Hello Direct	approx. 1,550-1,700	1,587	400	447	(10.5)%
Mobile Headsets	approx. 2,000-2,100	1,809	349	463	(24.6)%
Other		17	4	5	(20.0)%
GN total*	**approx. 3,700**	**3,413**	**753**	**915**	**(17.7)%**
EBITA excluding non-recurring items					
Contact Center & Office Headsets	approx 250	234	82	79	3.8%
Mobile Headsets	(50)-(75)	(125)	(66)	(14)	(371.4)%
Other	approx. (30)	(39)	(8)	(8)	0%
GN total*	**150-175**	**70**	**8**	**57**	**(86.0)%**
EBITA including non-recurring items					
Contact Center & Office Headsets	approx. 250	103	82	79	3.8%
Mobile Headsets	(50)-(75)	(184)	(66)	(14)	(371.4)%
Non-recurring items	(50)-(100)	-	-	-	-
Other	approx. (30)	(39)	(8)	(8)	0%
GN total*	**50-125**	**(120)**	**8**	**57**	**(86.0)%**
Amortization, net finance etc.					
GN total*	**approx. (50)**	**(34)**	**(19)**	**(5)**	**(280.0)%**
EBT including non-recurring items					
GN total*	**0-75**	**(154)**	**(11)**	**52**	**N/A**
Cash flow from operating activities					
GN total*	**no guidance**	**231**	**137**	**178**	**(23.0)%**
Discontinuing Operations:					
Profit from discontinuing operations for 2007, total 12 months	**400-450**	403	**97**	**35**	**177.1%**
Cash flow from operating activities					
Total discontinuing operations	**no guidance**	260	**(3)**	**(32)**	**90.6%**

*Including other

Investments in property, plant and equipment and in intangible assets including development projects are expected to be approximately DKK 250 million.

On October 2, 2006, GN signed an agreement to sell GN ReSound to Phonak for a total consideration of DKK 15.5 billion in cash on a debt and cash free basis. The transaction is subject to approval by the competition authorities in a number of countries. As previously announced, Phonak has obtained the necessary approvals from all the relevant competition authorities with the exception of the German Federal Cartel Office. On April 11, 2007, the German Federal Cartel Office decided to prohibit the transaction, claiming that the transaction would result in collective market dominance by Siemens, Phonak and

William Demant Holding in the German hearing instrument market. According to the German Federal Cartel Office, they do not see any remedies, which could sufficiently address their concerns.

With a market share of about 8% of the German hearing instrument market and with less than 5% of GN's hearing instrument revenues generated in Germany, GN does not understand and does not accept the decision of the German Federal Cartel Office. Furthermore, GN strongly believes that the suggested remedy package adequately addresses the concerns raised by the German Federal Cartel Office.

Therefore, the decision has been appealed to the competent court, the Court of Appeal (Oberlandesgericht) in Düsseldorf. Injunctive relief proceedings to be able to close the transaction quickly will be initiated in parallel with the main proceedings. The reasons for applying for injunctive relief are that a normal time-consuming court process would damage GN's hearing instrument business and that the transaction would not lead to collective market dominance.

As a consequence of the decision by the German Federal Cartel Office, GN expects that the possible date of closing will be postponed to the second half of 2007.

DPTG I/S, in which GN has a 75% ownership interest, is still a party to arbitration proceedings with Telekomunikacja Polska S.A. As previously announced, developments in the case have led DPTG I/S to claim DKK 5 billion for the period from 1994 to mid-2005. DPTG's agreement with TPSA covers the period 1994-2009. There have been no new developments in the matter since the announcement made on February 22.

With more than 70% of both revenue and costs generated in US dollars or US dollar-related currencies, GN's long-term industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations. Short-term fluctuations in the dollar would impact profit as and when products manufactured at a given exchange rate are sold at a different exchange rate at a later point in time. In the longer term, Asian currencies will take on added importance in terms of both revenue and costs.

Forward-looking statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2007 are, of course, subject to risks and uncertainties which may result in material deviations from expectations. Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord A/S.

GN Store Nord A/S | Lautrupbjerg 7, P.O. Box 99, DK-2750 Ballerup | Tel.: +45 45 75 00 00, Fax: +45 45 75 00 09 | www.gn.com, info@gn.com | Co. Reg. No. 24257843

Consolidated financial highlights

(DKK millions)	Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU			
Revenue	753	915	3,413
Operating profit (loss)	4	55	(129)
Profit (loss) from ordinary activities before tax	(11)	52	(154)
Profit (loss) from continuing operations	(8)	31	(55)
Profit (loss) from discontinuing operations	97	35	403
Profit (loss) for the year	89	66	348
Earnings – Investor-specific highlights			
Earnings before depreciation, amortization and impairment (EBITDA)	36	76	(15)
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions (EBITA)	8	57	(120)
Balance sheet			
Share capital	855	879	855
Group equity	4,955	5,172	4,900
Total assets	8,148	8,068	8,227
Net interest-bearing debt (including discontinuing operations)	(1,397)	(909)	(1,387)
Cash flows			
Cash flows from operating activities (CFFO)	137	178	231
Cash flows from investing activities	(53)	(123)	(458)
Total cash flows from operating and investing activities	84	55	(227)
Development costs			
Development costs incurred for the period	38	40	179
Restructuring costs			
Restructuring recognized in income statement	-	-	(2)
Restructurings, paid	-	-	-
Investments			
Plant and machinery etc.	14	17	214
Real property including leasehold improvements	11	46	148
Development projects, developed in-house	19	23	96
Other intangible assets excluding goodwill	7	16	52
Investments in discontinuing operations	-	59	187
Total (excluding company acquisitions)	51	161	697
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	52	37	184
Impairment of intangible assets	-	-	-
Key ratios			
EBITA margin	1.1 %	6.2 %	(3.5)%
Return on invested capital including goodwill (ROIC including goodwill)**	0.5 %	3.4 %	(7.0)%
Return on equity	1.8 %	1.3 %	6.8 %
Equity ratio	60.8 %	64.1 %	59.6 %
Key ratios per share			
Earnings per share basic (EPS)	0.44	0.32	1.71
Earnings per share diluted (EPS diluted)	0.44	0.32	1.69
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	0.49	0.63	2.20
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., diluted	0.49	0.63	2.18
Cash flow from operating activities per share (CFPS)	0.67	0.85	1.12
Book value per DKK 4 share	23	24	23
Share price at the end of the period	79	85	84
Employees			
Average number	5,092	5,741	5,483
Average number (continuing operations)	1,684	2,169	2,028

Accounting policies

This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish interim financial reporting requirements for listed companies.

The accounting policies are unchanged from those applied in the 2006 Annual Report.

The investor-specific statements are reviewed below.

Financial Results – Continuing Operations

Driven by the continued strong performance of the CC&O Headsets business in Europe, the continuing operations reported better-than-expected results.

Revenue was DKK 753 million against DKK 915 million in Q1 2006. The reduction in revenue was expected and mainly due to negative organic growth in Mobile Headsets and to the fact that the Q1 2006 revenue included revenue from the now discontinued try-'n'-buy campaigns conducted by Hello Direct, GN's direct sales channel in the US. Revenue in Q1 2007 was also driven by the strong organic growth of 18% in CC&O Headsets in Europe.

New products and product upgrades launched in the last 24 months contributed almost 60% of overall revenue.

Revenue was DKK 351 million in North America, DKK 351 million in Europe and DKK 51 million in Asia and the rest of the world.

GN launched a number of new CC&O and mobile headset products in January at the CES Convention in Las Vegas. Among the products launched in CC&O Headsets was the Jabra T5330, a wireless headset for the broad office segment. Product launches in Mobile Headsets included the Jabra BT8010, which is both a mono and a stereo headset, and two new Bluetooth-enabled mono headsets, the Jabra BT5010 and the Jabra BT5020. In addition, GN introduced a hub to its popular Jabra JX10 product line enabling the mobile headset to be used with a fixed-line phone at the office as well. Also, GN launched a speaker developed jointly with Klipsch® for mobile phones and MP3 players.

Q1 2007 gross profit was DKK 293 million against DKK 386 million in Q1 2006, and the gross margin fell to 39% from 42% in the year-earlier period. The fall was due exclusively to a relative increase in sales of Mobile Headsets' Mainstream products. Gross margins increased in CC&O Headsets.

Selling and distribution costs incurred amounted to DKK 145 million, compared to DKK 195 million in Q1 2006, reflecting the now discontinued try-'n'-buy campaigns and the ongoing restructuring of the business, which includes adapting to the lower level of revenue. Development costs incurred were DKK 38 million, in line with the year-earlier figure. GN plans to maintain its overall development activities.

The fall in EBITA to DKK 8 million from DKK 57 million in Q1 2006 was mainly due to the lower revenue from Mobile Headsets at lower gross margins.

Amortization of acquired intangible assets was DKK (4) million and net financial items for the quarter were an expense of DKK 15 million.

GN recorded a Q1 loss before tax of DKK 11 million against a profit of DKK 52 million in Q1 2006.

GN had an average of 1,684 employees during the quarter, against 2,169 in Q1 2006. The reduction is due to the discontinuation of the try'n'buy campaigns in Hello Direct and a gradual adjustment of the organization to the lower level of revenue.

GN continues the work to implement the strategy presented on February 22. The new, market-oriented organization with four focused business units has been largely implemented and the sales and marketing functions have been realigned to match the current level of revenue. Restructuring of the important supply chain is developing according to plan, i.e. that a supply chain agreement will be signed with a main business partner by the end of the second quarter.

Contact Center & Office Headsets

CC&O Headsets, excluding Hello Direct, continued the strong performance, reporting 9% organic growth and revenue of DKK 323 million. As in Q4 2006, the strongest growth was generated in Europe, where CC&O Headsets recorded 18% organic growth. Europe is the division's largest and most profitable region. Revenue in North America fell by 5%, due to the negative market developments that have persisted from the second half of 2006. The overall CC&O Headsets revenue consisted of DKK 141 million from the Contact Center market and DKK 182 million from the Office market excluding Hello Direct.

Hello Direct generated revenue of DKK 77 million, a 10% improvement relative to Q4 2006. This confirms the information outlined on February 22 that the conventional business model of Hello Direct has been stabilized now that the unsuccessful try-'n'-buy campaigns have been discontinued. Hello Direct's Q1 2006 revenue including the try-'n'-buy campaigns was DKK 144 million.

Revenue was DKK 155 million in North America, DKK 221 million in Europe and DKK 24 million in Asia and the rest of the world.

Illustrating the success achieved by the new GN products, the Q1 innovation rate was 24%, compared to 7% in Q1 2006. Wireless headsets contributed 42% of revenue, compared to 47% in Q1 2006. The reduction was due to the impact on Q1 2006 revenue of the try-'n'-buy campaigns.

The gross margin exclusive of Hello Direct was 65%, two percentage points higher than in Q1 2006. The increase reflects Europe's stronger contribution to revenue.

EBITA, exclusive of Hello Direct, was DKK 76 million (EBITA margin of 23.5%), compared to DKK 60 million (19.9%) in the year-earlier period. The change mainly reflects increased sales on the relatively more profitable European market. Inclusive of Hello Direct, the CC&O headsets business reported EBITA of DKK 82 million (20.5%) in the first quarter, compared to DKK 79 million (17.7%) in Q1 2006. The selling, distribution, R&D and administrative costs incurred fell by DKK 40 million relative to Q1 2006, which was mainly due to the lower level of business activity in Hello Direct resulting from the discontinuation

of the try-'n'-buy campaigns.

Mobile Headsets
As expected Mobile Headsets reported negative organic growth (22%) relative to Q1 2006 and revenue was DKK 349 million. The performance is a consequence of GN's strategy presented on February 22 of not accelerating growth until restructuring of the two business models for the Mobile Headsets business units, Premier and Mainstream, has been completed. In particular, sales of Mainstream products through OEM customers have suffered a decline relative to last year, but also sales of Premier products has declined due to a general shift in the market demand towards Mainstream products.

Q1 Mobile Headsets revenue breaks down as follows: DKK 61 million from Premier and DKK 288 million from Mainstream, of which DKK 154 million was from OEM customers.

Revenue was DKK 196 million in North America, DKK 126 million in Europe and DKK 27 million in Asia and the rest of the world.

Wireless products accounted for more than 95% of revenue. The innovation rate remained above 90% and sales of products launched at the CES Convention will contribute to keeping the innovation rate at a high level this coming fall. Most of the new headset product launches will take place in the second half of the year.

GN has been awarded two OEM programs, which are expected to take effect from Q4 2007 and into 2008.

The 10% gross margin is a reflection that Mainstream products make up a large proportion of sales and that operational excellence in production and the supply chain must be vastly improved as indicated in the strategy announced on February 22. Accordingly, GN expects that gross margins will improve in the second half-year as production and the supply chain are outsourced to a new business partner and as the new products are rolled out on shared platforms.

EBITA was DKK (66) million (EBITA margin of (18.9)%) against DKK (14) million ((3.0)%) in Q1 2006. The selling, distribution, R&D and administrative costs incurred were DKK 94 million, a DKK 12 million reduction compared to Q1 2006.

Other Business Activities
The GN Great Nordic Telegraph Company reported Q1 revenue of DKK 4 million and an EBITA of DKK 1 million.

Balance Sheet
Total assets amounted to DKK 8,148 million at March 31, 2007, compared to DKK 8,227 million at December 31, 2006. The reduction was mainly due to US dollar depreciation. The item "Assets held for sale" of DKK 5,642 million consisted mainly of GN ReSound, which being discontinuing operations are recognized as a single line item. Property, plant and equipment amounted to DKK 503 million, of which slightly more than DKK 400 million related to GN's new corporate headquarters in Ballerup, Denmark

Relative to December 31, 2006, trade receivables have declined from DKK 604 million to DKK 586 million. Inventories also fell during the quarter, by DKK 94 million to DKK 222

million, the result of a focused effort to reduce inventories. Cash and cash equivalents fell by DKK 5 million during the quarter to DKK 42 million.

Equity totalled DKK 4,955 million against DKK 4,900 million at December 31, 2006.

Relative to December 31, 2006, net interest-bearing debt increased by DKK 10 million to DKK 1,397 million at the end of the quarter.

Cash Flows
Cash flows from operations were DKK 137 million against DKK 178 million in Q1 2006, lifted by tax payments of DKK 75 million resulting mainly from amounts settled between continuing and discontinued operations

The cash flow from investments was DKK (53) million against DKK (123) million in Q1 2006. Investments in GN's new corporate headquarters amounted to DKK 11 million in Q1 2007, compared with DKK 46 million in the year-earlier period.

The free cash flow was DKK 84 million against DKK 55 million in Q1 2006.

Share Option Plans
There were a total of 2,968,343 outstanding share options (average strike price 59) at March 31, 2007, corresponding to 1.4% of the share capital. Members of the Executive Management held 352,339 options at an average strike price of 53, senior employees held 301,282 options (average strike price 70), while other employees held 2,314,722 share options (average strike price 59). The 'other employees' holding includes 1,583,652 share options held by employees of the discontinuing operations.

A total of 233,600 share options were exercised in the first quarter. Members of the Executive Management did not exercise any options during the quarter.

Shareholdings
At May 3, 2007, members of the Supervisory Board and the Executive Management, respectively, held 33,638 and 5,100 shares in GN.

At March 31, 2007, GN held 10,526,782 treasury shares, equivalent to 4.9% of the share capital. The treasury shares held cover the share option plan and also include 5,402,800 shares acquired under last year's share buyback program. As the three-month claims filing period has expired, the capital increase adopted by the shareholders in extraordinary general meeting on January 5, 2007 will be executed by cancellation of the 5,402,800 shares bought back. The Supervisory Board signed the formal cancellation documents today, and the shares will be cancelled by Nordea, GN's issuing bank, following an approximate five business day processing period of the OMX Nordic Exchange.

The GN stock is 100% free float. Foreign investors hold about 30% of the shares, which is unchanged from December 31, 2006. Foreign ownership was higher before the German authorities prohibited the sale of GN ReSound. Only the ATP pension fund has currently reported an ownership interest in excess of 5% of GN's share capital.

Discontinuing Operations
The discontinuing operations reported better-than-expected financial results.

Q1 2007 revenue from the discontinuing operations, consisting mainly of GN ReSound and GN Otometrics, was DKK 811 million, representing flat organic developments over the same quarter of last year. The development reflects the uncertainty in the first quarter surrounding the outstanding approval from the German competition authorities and the fact that there were no product launches during the quarter.

GN launched the ReSound Pulse at the beginning of Q4 2006. The launch was a major contributor to the 6% organic growth recorded in Q4 2006. At the AAA Expo held in the United States in April, GN launched four new products, including the ReSound Azure high-end hearing instrument. The ReSound Azure has already been launched on some markets and is expected to be fully rolled out on almost all markets by the beginning of June.

The ReSound Azure is the first of 12 new products GN ReSound is planning to launch on a global scale this year under the ReSound or Beltone brands. In addition, new launches are being planned for the German and US markets under the INTERTON brand. This is the highest number of product launches in any year by GN's hearing instrument division. The 12 new products consist of four in the high-end segment, four in the two mid-price segments, Plus and Basic, and four in the low-end segment, Budget.

This large number of planned launches is the result of a dedicated strategy to consistently invest substantial amounts in hearing instrument operations, such as in developing new products. Accordingly, development costs incurred were up 10% to DKK 87 million, compared with DKK 79 million in Q1 2006.

The gross margin in the hearing instrument division was 64%, up from 61% in Q1 2006 and 63% excluding the last year's restructurings. The improvement was due to continued enhancements from last year's restructuring measures in INTERTON and the closure of the facilities in Cork, Ireland.

The hearing instrument division recorded EBITA of DKK 121 million and an EBITA margin of 16.6%, compared to 6.5% or 13.7% exclusive of restructuring costs in Q1 2006. The better performance was due to continued operational improvements as well as lower selling, distribution and administrative expenses because no product launches were made in the first quarter. These expenses will increase again in Q2 along with the products launched. EBITA for Audiologic Diagnostics Equipment was DKK 0 million, which was unchanged from last year.

In the first quarter, GN ReSound acquired the outstanding 60% of the shares in the Polish company MarkeMed Poland for approximately DKK 4 million. The company is a distributor of Beltone products on the Polish market

The profits and a selected number of key figures for the discontinuing activities are shown in Note 1 to the financial statements on pages 16-17.

Note	Income statement (DKK millions)	Consolidated Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
	Revenue	753	915	3,413
	Production costs	(471)	(538)	(2,224)
	Gross profit	**282**	**377**	**1,189**
	Development costs	(38)	(34)	(151)
	Selling and distribution costs	(146)	(197)	(792)
	Management and administrative expenses	(94)	(91)	(379)
	Other operating income	-	-	4
	Operating profit (loss)	**4**	**55**	**(129)**
	Gains/losses on disposal of operations	-	5	12
	Profit (loss) before financial items	**4**	**60**	**(117)**
	Financial income	1	-	24
	Financial expenses	(16)	(8)	(61)
	Profit (loss) from continuing operations before tax	**(11)**	**52**	**(154)**
	Tax on profit (loss) from continuing operations	3	(21)	99
	Profit (loss) from continuing operations	**(8)**	**31**	**(55)**
1	Profit from discontinuing operations	97	35	403
	Profit (loss) for the year	**89**	**66**	**348**
	Earnings per share (EPS)			
	Earnings per share (EPS)	0.44	0.32	1.71
	Earnings per share, fully diluted (EPS diluted)	0.44	0.32	1.69
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	0.49	0.63	2.20
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	0.49	0.63	2.18
	Earnings per share, continuing operations			
	Earnings per share (EPS)	(0.04)	0.15	(0.27)
	Earnings per share, fully diluted (EPS diluted)	(0.04)	0.15	(0.27)
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	(0.02)	0.16	(0.24)
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	(0.02)	0.16	(0.23)

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

Note	Assets (DKK millions)	March 31 2007 (unaud.)	March 31 2006 (unaud.)	Dec. 31 2006 (aud.)
			Consolidated	
	Non-current assets			
	Goodwill	450	2,975	455
	Development projects, developed in-house	114	476	115
	Software	65	111	66
	Patents and rights	3	67	4
	Telecommunications systems	25	31	27
	Other intangible assets	77	351	79
	Total intangible assets	**734**	**4,011**	**746**
	Factory and office buildings	385	177	244
	Leasehold improvements	6	46	6
	Plant and machinery	69	101	73
	Operating assets and equipment	28	107	26
	Leased plant and equipment	-	2	-
	Telecommunications systems	-	-	-
	Assets under construction	15	120	152
	Total property, plant and equipment	**503**	**553**	**501**
	Investments in associates	-	189	-
	Other securities	4	6	4
	Other receivables	10	28	10
	Deferred tax assets	211	552	196
	Total other non-current assets	**225**	**775**	**210**
	Total non-current assets	**1,462**	**5,339**	**1,457**
	Current assets			
	Inventories	**222**	**704**	**316**
	Trade receivables	586	1,389	604
	Receivables from associates	-	48	-
	Receivables from discontinued operations	54	-	14
	Tax receivable	21	28	89
	Other receivables	78	292	73
	Prepayments	41	136	31
	Total receivables	**780**	**1,893**	**811**
	Cash and cash equivalents	**42**	**132**	**47**
1	**Assets held for sale**	**5,642**	**-**	**5,596**
	Total current assets	**6,686**	**2,729**	**6,770**
	Total assets	**8,148**	**8,068**	**8,227**

Note	Equity and liabilities (DKK millions)	Consolidated March 31 2007 (unaud.)	March 31 2006 (unaud.)	Dec. 31 2006 (aud.)
	Equity			
	Share capital	855	879	855
	Foreign exchange adjustments	(1,580)	(1,187)	(1,531)
	Proposed dividends for the year	-	-	-
	Retained earnings	5,680	5,480	5,576
	Total equity	**4,955**	**5,172**	**4,900**
	Non-current liabilities			
	Bank loans	1,200	709	1,250
	Capitalized lease obligations	-	2	-
	Other long-term payables	-	3	-
	Received prepayments	-	37	-
	Pension obligations and similar obligations	1	77	1
	Deferred tax	98	162	72
	Other provisions	14	151	21
	Total non-current liabilities	**1,313**	**1,141**	**1,344**
	Current liabilities			
	Repayment of long-term loans	-	6	-
	Bank loans	103	326	102
	Trade payables	152	438	220
	Amounts owed to associates	-	2	-
	Tax payable	-	42	10
	Other payables	245	630	270
	Received prepayments	-	62	-
	Other provisions	70	210	55
		570	1,716	657
1	Liabilities associated with assets classified as held for sale	1,310	39	1,326
	Total current liabilities	**1,880**	**1,755**	**1,983**
	Total liabilities	**3,193**	**2,896**	**3,327**
	Total equity and liabilities	**8,148**	**8,068**	**8,227**

Note	Cash Flow Statement (DKK millions)	Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
	Operating activities			
	Operating profit (loss)	4	55	(129)
	Depreciation, amortization and impairment	51	36	184
	Other adjustments	27	4	12
	Cash flow from operating activities before changes in working capital	82	95	67
	Change in inventories	84	45	60
	Change in receivables	(7)	15	126
	Change in trade payables and other payables	(85)	31	(1)
	Total changes in working capital	(8)	91	185
	Cash flow from operating activities before financial items, restructurings and tax	74	186	252
	Interest and dividends, etc. received	-	-	15
	Interest paid	(12)	(6)	(61)
	Tax paid, net	75	(2)	25
	Cash flows from operating activities	137	178	231
	Investing activities			
	Acquisition of intangible assets excluding development projects	(8)	(5)	(51)
	Development projects, acquired and developed in-house	(19)	(23)	(97)
	Acquisition of property, plant and equipment	(29)	(95)	(368)
	Disposal of property, plant and equipment	3	-	9
	Sale of disposed operations, including liabilities settled in connection with disposal of activities, etc.	-	-	49
	Cash flows from investing activities	(53)	(123)	(458)
	Cash flows from operating and investing activities	84	55	(227)
	Financing activities			
	Repayment and increase of non-current liabilities	(50)	300	850
	Increase of short-term bank loans	1	(114)	(119)
	Share options exercised	7	21	60
	Acquisitions of treasury shares	-	(52)	(400)
	Paid dividends to shareholders	-	(103)	(124)
	Change in balances with discontinuing operations	(40)	(78)	69
	Foreign exchange adjustments etc.	(11)	2	(8)
	Cash flows from financing activities	(93)	(24)	328
	Net cash flows from continuing operations	(9)	31	101
1	**Net cash flows from discontinuing operations**	25	(18)	(100)
	Net cash flows	16	13	1
	Cash and cash equivalents beginning of the period	118	120	120
	Adjustment foreign exchange, cash and cash equivalents	-	(1)	(3)
	Cash and cash equivalents, beginning of the period	118	119	117
	Cash and cash equivalents in acquired companies	-	-	-
	Cash and cash equivalents, end of the period	134	132	118
	Of which :			
	Cash and cash equivalents, continuing operations	42	59	47
	Cash and cash equivalents, classified as assets held for sale	92	73	71

The statement of cash flows cannot be derived using only the other accounting data.

Statement of recognized income and expense

(DKK millions)	Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
Statement of recognized income and expense - items recognized directly in equity			
Actuarial gains (losses)	-	-	6
Foreign exchange adjustments, etc.	(49)	(101)	(445)
Issued share options	5	5	13
Tax on changes in equity	3	8	93
Total income and expense recognized directly in equity	(41)	(88)	(333)
Profit (loss) for the period	89	66	348
Total recognized income for the year	48	(22)	15
Of which:			
Total recognized income for the year, continuing operations	7	21	(46)
Total recognized income for the year, discontinuing operations	41	(43)	61

Consolidated equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjustments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2005	879	(1,086)	132	5,424	5,349
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(101)	-	79	(22)
Share options exercised	-	-	-	21	21
Purchase of treasury shares	-	-	-	(52)	(52)
Paid dividends to shareholders	-	-	(124)	-	(124)
Dividends, treasury shares	-	-	(8)	8	-
Balance sheet total at March 31, 2006	879	(1,187)	-	5,480	5,172
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(344)	-	381	37
Capital decrease	(24)	-	-	24	-
Share options exercised	-	-	-	39	39
Acquisition of treasury shares	-	-	-	(348)	(348)
Balance sheet total at December 31, 2006	855	(1,531)	-	5,576	4,900
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(49)	-	97	48
Share options exercised	-	-	-	7	7
Balance sheet total at March 31, 2007	855	(1,580)	-	5,680	4,955

Note 1: Profit from Discontinuing Operations and Assets Held for Sale

	(DKK millions)	Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
		Consolidated		
	Profit from discontinuing operations			
a)	Profit before tax, discontinuing operations*	137	39	417
	Termination of joint corporate functions	-	-	(14)
	Adjustment of other provisions	-	-	25
	Tax	(40)	(4)	(25)
	Total	97	35	403
	Earnings per share for discontinuing operations			
	Earnings per share (EPS)	0.48	0.17	1.98
	Earnings per share, fully diluted (EPS diluted)	0.48	0.17	1.96
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	0.51	0.47	2.43
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	0.51	0.47	2.41
	Assets held for sale			
b)	Assets, discontinuing operations	5,566	-	5,525
	Prepaid expenses regarding the sale of discontinuing operations	76	-	71
	Total	5,642	-	5,596
	Liabilities associated with assets held for sale			
c)	Liabilities, discontinuing operations	1,288	-	1,304
	Liabilities related to termination of joint corporate functions	8	-	8
	Other provisions	14	39	14
	Total	1,310	39	1,326
	Net cash flows from discontinuing operations			
	Cash flows from operating activities	(3)	(32)	260
	Cash flows from investing activities	(94)	(61)	(264)
	Cash flows from financing activities	122	75	(96)
	Total	25	(18)	(100)
	Investor related statements – discontinuing operations			
	Revenue			
	Hearing Instruments	731	764	3,032
	Audiologic Diagnostics Equipment	80	77	321
	Total	811	841	3,353
	Gross Profit			
	Hearing Instruments	469	463	1,909
	Audiologic Diagnostics Equipment	37	38	154
	Total	506	501	2,063
	EBITA			
	Hearing Instruments	121	50	377
	Audiologic Diagnostics Equipment	-	-	5
	Total	121	50	382

* According to IFRS 5 Assets held for sale no depreciations have been included for discontinuing operations in Q1 2007

a) **Profit before tax – Discontinuing Operations**

Income statement (DKK millions)	Q1 2007 (unaud.)	Q1 2006 (unaud.)	Year 2006 (aud.)
	Consolidated		
Revenue	811	841	3,353
Production costs	(305)	(349)	(1,320)
Gross profit	506	492	2,033
Development costs	(51)	(57)	(233)
Selling and distribution costs	(228)	(262)	(995)
Management and administrative expenses	(85)	(129)	(417)
Other operating income	3	(2)	(2)
Amortization	-		-
Operating profit before share of profit (loss) in subsidiaries and associates	145	42	386
Share of profit (loss) in associates	-	-	-
Operating profit	145	42	386
Gains/losses on disposal of operations	-	-	54
Profit before financial items	145	42	440
Financial income	4	14	39
Financial expenses	(12)	(17)	(62)
Profit before tax	137	39	417

GN Store Nord A/S | Lautrupbjerg 7, P.O. Box 99, DK-2750 Ballerup | Tel.: +45 45 75 00 00, Fax: +45 45 75 00 09 | www.gn.com, info@gn.com | Co. Reg. No. 24257843

b) Assets – Discontinuing Operations

Assets (DKK millions)	Consolidated Q1 2007 (unaud.)	Proforma Q1 2006 (unaud.)	Year 2006 (aud.)
Non-current assets			
Goodwill	2,290	2,486	2,304
Development projects	495	386	461
Software	65	56	63
Patents and rights	56	59	56
Other intangible assets	235	260	237
Total intangible assets	3,141	3,247	3,121
Factory and office buildings	99	100	98
Leasehold improvements	38	36	36
Plant and machinery	73	56	66
Operating assets and equipment	83	78	78
Leased plant and equipment	2	2	2
Assets under construction	-	-	1
Total property, plant and equipment	295	272	281
Investments in associates	58	189	64
Other securities	66	2	58
Other receivables	4	17	1
Deferred tax assets	479	418	498
Total other non-current assets	607	626	621
Total non-current assets	4,043	4,145	4,023
Current assets			
Inventories	376	326	391
Trade receivables	713	698	739
Receivables from associates	12	48	11
Tax receivable	17	11	12
Other receivables	193	156	172
Prepayments	120	115	106
Total receivables	1,055	1,028	1,040
Cash and cash equivalents	92	73	71
Total current assets	1,523	1,427	1,502
Total assets	5,566	5,572	5,525

c) Liabilities – Discontinuing Operations

Liabilities (DKK millions)	Consolidated Q1 2007 (unaud.)	Proforma Q1 2006 (unaud.)	Year 2006 (aud.)
Non-current liabilities			
Bank loan	-	9	-
Capitalized lease obligations	1	2	1
Other long-term payables	15	3	13
Received prepayments	35	37	37
Pension obligations and similar obligations	45	76	51
Deferred tax	56	51	56
Other provisions	59	122	60
Total non-current liabilities	211	300	218
Current liabilities			
Amounts owed to continuing operations	54	44	14
Repayment of long-term loans	2	6	3
Bank loans	226	212	150
Trade payables	167	136	232
Amounts owed to associates	-	2	-
Tax payable	29	81	93
Other payables	376	366	372
Received prepayments	64	62	63
Other provisions	159	188	159
Total current liabilities	1,077	1,097	1,086
Total liabilities	1,288	1,397	1,304

Investor-specific Income Statement per Quarterly Period – Continuing Operations

(DKK millions)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Q1 2007 (unaud.)	2006 total (aud.)
Revenue	915	947	711	840	753	3,413
Production costs	(529)	(614)	(482)	(554)	(460)	(2,179)
Gross profit	**386**	**333**	**229**	**286**	**293**	**1,234**
Development costs	(40)	(56)	(43)	(40)	(38)	(179)
Selling and distribution costs	(195)	(215)	(207)	(166)	(145)	(783)
Management and administrative expenses	(82)	(86)	(89)	(66)	(76)	(323)
Other operating income	-	1	4	(1)	-	4
Operating profit (loss) before capitalization and amortization of development costs, depreciations, amortization and impairment of intangible assets acquired in company acquisitions	**69**	**(23)**	**(106)**	**13**	**34**	**(47)**
Capitalized development costs	23	25	24	24	19	96
Amortized development costs	(16)	(16)	(17)	(15)	(17)	(64)
EBITDA	**76**	**(14)**	**(99)**	**22**	**36**	**(15)**
Depreciation and amortization relating to:						
Production	(9)	(9)	(13)	(14)	(11)	(45)
Selling and distribution	(1)	(1)	(1)	(1)	(1)	(4)
Administration	(9)	(12)	(13)	(22)	(16)	(56)
EBITA	**57**	**(36)**	**(126)**	**(15)**	**8**	**(120)**
Amortization of other intangible assets acquired in company acquisitions	(2)	(2)	(2)	(3)	(4)	(9)
Earnings before interest and tax (EBIT)	**55**	**(38)**	**(128)**	**(18)**	**4**	**(129)**
Gains (losses) on disposal of discontinuing operations	5	2	4	1	-	12
Capital gains (losses) on shares, dividends	-	-	-	-	-	-
Financial items, net	(8)	6	(7)	(28)	(15)	(37)
Earnings before tax (EBT)	**52**	**(30)**	**(131)**	**(45)**	**(11)**	**(154)**
Margins:						
Gross margin	42.2 %	35.2 %	32.2 %	34.0 %	38.9 %	36.2 %
EBITA margin	6.2 %	(3.8)%	(17.7)%	(1.8)%	1.1 %	(3.5)%
EBITA margin, excluding Capitalization and amortization of development costs	5.5 %	(4.8)%	(18.7)%	(2.9)%	0.8 %	(4.5)%

Quarterly Operations by Business Area – Continuing Operations

(DKK millions)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Q1 2007 (unaud.)	2006 total (aud.)
Revenue						
Contact Center & Office Headsets	447	386	349	405	400	1,587
Mobile Headsets	463	556	355	435	349	1,809
Other*	5	5	7	-	4	17
GN total	915	947	711	840	753	3,413
Gross profit						
Contact Center & Office Headsets	286	229	205	246	255	966
Mobile Headsets	95	98	18	40	34	251
Other*	5	6	6	-	4	17
GN total	386	333	229	286	293	1,234
Overheads excluding development costs and depreciation and amortization of assets						
Contact Center & Office Headsets	(186)	(205)	(217)	(152)	(147)	(760)
Mobile Headsets	(82)	(82)	(71)	(74)	(71)	(309)
Other*	(9)	(13)	(4)	(7)	(3)	(33)
GN total	(277)	(300)	(292)	(233)	(221)	(1,102)
Expensed development costs						
Contact Center & Office Headsets	(13)	(22)	(16)	(12)	(16)	(63)
Mobile Headsets	(20)	(26)	(21)	(19)	(20)	(86)
Other*	-	1	1	-	-	2
GN total	(33)	(47)	(36)	(31)	(36)	(147)
EBITDA						
Contact Center & Office Headsets	87	2	(28)	82	92	143
Mobile Headsets	(7)	(10)	(74)	(53)	(57)	(144)
Other*	(4)	(6)	3	(7)	1	(14)
GN total	76	(14)	(99)	22	36	(15)
Depreciation						
Contact Center & Office Headsets	(8)	(9)	(11)	(12)	(10)	(40)
Mobile Headsets	(7)	(8)	(10)	(15)	(9)	(40)
Other*	(4)	(5)	(6)	(10)	(9)	(25)
GN total	(19)	(22)	(27)	(37)	(28)	(105)
EBITA						
Contact Center & Office Headsets	79	(7)	(39)	70	82	103
Mobile Headsets	(14)	(18)	(84)	(68)	(66)	(184)
Other*	(8)	(11)	(3)	(17)	(8)	(39)
GN total	57	(36)	(126)	(15)	8	(120)
EBITA-margin						
Contact Center & Office Headsets	17.7 %	(1.8)%	(11.2)%	17.3 %	20.5 %	6.5 %
Mobile Headsets	(3.0)%	(3.2)%	(23.7)%	(15.6)%	(18.9)%	(10.2)%
GN total	6.2 %	(3.8)%	(17.7)%	(1.8)%	1.1 %	(3.5)%

*) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

Expensed Development Costs – Continuing Operations

(DKK millions)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Q1 2007 (unaud.)	2006 total (aud.)
Incurred developments costs*						
Contact Center & Office Headsets	(16)	(26)	(18)	(17)	(15)	(77)
Mobile Headsets	(24)	(31)	(26)	(23)	(23)	(104)
Other	-	1	1	-	-	2
GN total	**(40)**	**(56)**	**(43)**	**(40)**	**(38)**	**(179)**
Capitalized development costs						
Contact Center & Office Headsets	9	9	8	10	7	36
Mobile Headsets	14	16	16	14	12	60
GN total	**23**	**25**	**24**	**24**	**19**	**96**
Amortized developments costs						
Contact Center & Office Headsets	(6)	(5)	(6)	(5)	(8)	(22)
Mobile Headsets	(10)	(11)	(11)	(10)	(9)	(42)
GN total	**(16)**	**(16)**	**(17)**	**(15)**	**(17)**	**(64)**

*) Incurred developments costs do not include share of amortization of other intangible assets acquired in company acquisitions.

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

Quarterly Cash Flow – Continuing Operations

(DKK millions)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Q1 2007 (unaud.)	2006 total (aud.)
Operating activities						
Operating profit (loss)	55	(37)	(131)	(18)	4	(129)
Depreciation, amortization and impairment	36	42	48	58	51	184
Other adjustments	4	(1)	45	(34)	27	12
Cash flow from operating activities before changes in working capital	95	4	(38)	6	82	67
Change in inventories	45	(86)	(32)	133	84	60
Change in receivables	15	(21)	149	(17)	(7)	126
Change in trade payables and other payables	31	45	(207)	130	(85)	(1)
Total changes in working capital	91	(62)	(90)	246	(8)	185
Cash flow from operating activities before financial items, restructurings and tax	186	(58)	(128)	252	74	252
Interest and dividends, etc. received	(6)	(7)	11	(44)	(12)	(46)
Tax paid, net	(2)	(2)	(2)	31	75	25
Cash flows from operating activities	178	(67)	(119)	239	137	231
Investing activities						
Development projects, acquired and developed in-house	(23)	(25)	(25)	(24)	(19)	(97)
Acquisitions of other intangible and tangible assets, net	(100)	(137)	(83)	(90)	(34)	(410)
Sale of disposed operations, including liabilities settled in connection with disposal of activities, etc.	-	-	49	-	-	49
Cash flows from investing activities	(123)	(162)	(59)	(114)	(53)	(458)
Cash flows from operating and investing activities	55	(229)	(178)	125	84	(227)
Financing activities						
Increase/decrease in current liabilities	(114)	41	22	(68)	1	(119)
Acquisitions of treasury shares	(52)	(348)	-	-	-	(400)
Share options exercised	21	2	5	32	7	60
Increase/decrease in non-current liabilities	300	551	(58)	57	(50)	850
Paid dividends to shareholders	(103)	(21)	-	-		(124)
Change in balances with discontinuing operations	(78)	(31)	225	(47)	(40)	69
Foreign exchange adjustments etc.	2	26	(30)	(6)	(11)	(8)
Cash flows from financing activities	(24)	220	164	(32)	(93)	328
Net cash flows from continuing operations	31	(9)	(14)	93	(9)	101
Net cash flows from discontinuing operations	(18)	139	(149)	(72)	25	(100)
Net cash flows	13	130	(163)	21	16	1
Cash and cash equivalents beginning of the period	120	132	261	98	118	120
Adjustment foreign currency, cash and cash equivalents	(1)	(1)	-	(1)	-	(3)
Cash and cash equivalents, beginning of the period	119	131	261	97	118	117
Cash and cash equivalents in acquired companies	-	-	-	-	-	-
Cash and cash equivalents, end of the period	132	261	98	118	134	118

Quarterly Cash Flow Statement by Business Area

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	2006 total
Cash flow from operating activities before changes in working capital						
Headsets	99	13	(40)	10	80	82
Other	(4)	(9)	2	(4)	2	(15)
Total	95	4	(38)	6	82	67
Cash flow from operating activities before financial items, restructurings and tax						
Headsets	170	(14)	(105)	194	61	245
Other	16	(44)	(23)	58	13	7
Total	186	(58)	(128)	252	74	252
Cash flow from operating activities						
Headsets	154	(33)	(100)	170	96	191
Other	24	(34)	(19)	69	41	40
Total	178	(67)	(119)	239	137	231
Cash flow from investing activities						
Headsets	(44)	(40)	(35)	(49)	(29)	(168)
Other	(79)	(122)	(24)	(65)	(24)	(290)
Total	(123)	(162)	(59)	(114)	(53)	(458)
Cash flow from operating and investing activities						
Headsets	110	(73)	(135)	121	67	23
Other	(55)	(156)	(43)	4	17	(250)
Total	55	(229)	(178)	125	84	(227)

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

Pro Forma Balance – Continuing Operations

Assets	Consolidated		
		Pro Forma	
(DKK millions)	March 31 2007 (unaud.)	March 31 2006 (unaud.)	Year 2006 (aud.)
Non-current assets			
Goodwill	450	489	455
Development projects, developed in-house	114	90	115
Software	65	55	66
Patents and rights	3	8	4
Telecommunications systems	25	31	27
Other intangible assets	77	91	79
Total intangible assets	734	764	746
Factory and office buildings	385	77	244
Leasehold improvements	6	10	6
Plant and machinery	69	45	73
Operating assets and equipment	28	29	26
Telecommunications systems	-		-
Assets under construction	15	120	152
Total property, plant and equipment	503	281	501
Other securities	4	4	4
Other receivables	10	11	10
Deferred tax assets	211	134	196
Total other non-current assets	225	149	210
Total non-current assets	1,462	1,194	1,457
Current assets			
Inventories	222	378	316
Trade receivables	586	691	604
Receivables from discontinued operations	54	44	14
Tax receivable	21	56	89
Other receivables	78	136	73
Prepayments	41	21	31
Total receivables	780	948	811
Cash and cash equivalents	42	59	47
Assets held for sale	5,642	5,572	5,596
Total current assets	6,686	6,957	6,770
Total assets	8,148	8,151	8,227

Liabilities	Consolidated		
		Pro Forma	
(DKK millions)	March 31 2007 (unaud.)	March 31 2006 (unaud.)	Year 2006 (aud.)
Equity			
Share capital	855	879	855
Foreign exchange adjustments	(1,580)	(1,187)	(1,531)
Proposed dividends for the year	-		-
Retained earnings	5,680	5,480	5,576
Total equity	4,955	5,172	4,900
Non-current liabilities			
Bank loans	1,200	700	1,250
Pension obligations and similar obligations	1	1	1
Deferred tax	98	111	72
Other provisions	14	29	21
Total non-current liabilities	1,313	841	1,344
Current liabilities			
Bank loans	103	114	102
Trade payables	152	302	220
Amounts owed to associates	-	-	-
Tax payable	-	-	10
Other payables	245	264	270
Other provisions	70	22	55
	570	702	657
Liabilities associated with assets classified as held for sale	1,310	1,436	1,326
Total current liabilities	1,880	2,138	1,983
Total liabilities	3,193	2,979	3,327
Total equity and liabilities	8,148	8,151	8,227

END